Games & Esports Experience Acquisition Corp.

7381 La Tijera Blvd.

P.O. Box 452118

Los Angeles, California 90045

(213) 266-7674

November 29, 2021

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Jennifer Gowetski

Re:	Games & Esports Experience Acquisition Corp. Registration Statement on Form S-1, as amended (File No. 333–260852)

Ms. Gowetski:

Games & Esports Experience Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m., Washington D.C. time, on December 1, 2021, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

We would appreciate it if, as soon as the above-captioned Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very Truly Yours,

Games & Esports Experience Acquisition Corp.

By:	/s/ Ari Segal
Ari Segal
Chief Executive Officer

cc:	Michael P. Heinz, Sidley Austin LLP
David C. Buck, Sidley Austin LLP
Jonathan Ko, Paul Hastings LLP

Signature Page to Acceleration Request